SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SECURI ION

06050179

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-32590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROEQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham, AL 35223
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton C. Fritts 205-268-7582
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue, North Birmingham, AL 35203
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEE CORRECTED PAGE

	Owned	Sold Not Yet Purchased
U.S. Government, state and municipal obligations	$ 2,909,927	$ 2,082,359
Corporate bonds	1,844,027	893
Equity securities	9,265	30,098
	$ 4,763,219	$ 2,113,350

The Company also holds securities related to the deferred compensation plan that are also classified as trading. The investments are comprised of mutual funds with a total market value of approximately $7,341,000 at December 31, 2005. The Company has also recorded an offsetting liability for the value of these investments held in the deferred compensation plan.

GAINS

The increase in the net unrealized gains on trading securities was approximately $326,000 in 2005. Net realized losses on trading securities were approximately $136,000 in 2005. Unrealized gains and losses and realized gains and losses are included in investment gains (losses) in the accompanying statement of operations. ~~Investments at December 31, 2005 are comprised of mutual funds associated with the Company's deferred compensation plan.~~

10. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In late 2002, the National Association of Securities Dealers, Inc. ("NASD") discovered several member firms had failed to deliver breakpoint discounts to investors purchasing Class A shares of front-end load mutual funds. After further examination, the NASD directed certain member firms,

	Owned	Sold Not Yet Purchased
U.S. Government, state and municipal obligations	$ 2,909,927	$ 2,082,359
Corporate bonds	1,844,027	893
Equity securities	9,265	30,098
	$ 4,763,219	$ 2,113,350

The Company also holds securities related to the deferred compensation plan that are also classified as trading. The investments are comprised of mutual funds with a total market value of approximately $7,341,000 at December 31, 2005. The Company has also recorded an offsetting liability for the value of these investments held in the deferred compensation plan.

The increase in the net unrealized gains on trading securities was approximately $326,000 in 2005. Net realized gains on trading securities were approximately $136,000 in 2005. Unrealized gains and losses and realized gains and losses are included in investment gains (losses) in the accompanying statement of operations.

10. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In late 2002, the National Association of Securities Dealers, Inc. ("NASD") discovered several member firms had failed to deliver breakpoint discounts to investors purchasing Class A shares of front-end load mutual funds. After further examination, the NASD directed certain member firms,